EXHIBIT 3
TEXT OF AMENDMENT TO BYLAWS
Section 2. Number, Term and Age Limit. The Board of Directors shall consist of nine (9) members (the “Whole Board”) and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually. No person 75 years of age is eligible for election, re-election, appointment or reappointment to the Board. No Director shall serve as a Director beyond the annual meeting of the Company immediately following the Director becoming age 75.